Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-253148

Relating to the

Preliminary Prospectus Supplement

Dated February 24, 2021

(To Prospectus Dated February 16, 2021)

PRICING TERM SHEET

Dated February 24, 2021

Green Plains Inc.

Offering of

$200,000,000 aggregate principal amount of

2.25% Convertible Senior Notes due 2027

The information in this pricing term sheet supplements Green Plains Inc.’s preliminary prospectus supplement, dated February 24, 2021 (the “Preliminary Prospectus Supplement”) relating to an offering (the “Note Offering”) of convertible senior notes due 2027 (the “Notes”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Unless the context requires otherwise, references in this pricing term sheet to “Green Plains,” “the Company,” “we,” “our” and “us” refer only to Green Plains Inc. and not to its subsidiaries.

Issuer	Green Plains Inc., an Iowa corporation.

Ticker / Exchange for Common Stock	GPRE / The Nasdaq Global Select Market.

Trade Date	February 25, 2021.

Settlement Date	March 1, 2021.

Securities Offered	2.25% Convertible Senior Notes due 2027.

Aggregate Principal Amount Offered	$200.0 million aggregate principal amount of Notes ($230.0 million if the underwriters fully exercise their option to purchase additional notes).

Public Offering Price	100% of the principal amount, plus accrued interest, if any, from the Settlement Date.

Underwriting Discount	3.0% of the principal amount of the Notes, and $6,000,000 in the aggregate (or $6,900,000 in the aggregate, if the underwriters of the Note Offering fully exercise their option to purchase additional Notes).

Maturity	March 15, 2027, unless earlier converted, redeemed or repurchased.

Annual Interest Rate	2.25% per annum.

Interest Payment Dates	March 15 and September 15 of each year, beginning on September 15, 2021.

Record Dates	March 1 and September 1 of each year.

Conversion Premium	Approximately 37.5% above the Public Offering Price per Share of Common Stock in the Concurrent Offering (as defined below).

Initial Conversion Price	Approximately $31.62 per share of the Issuer’s common stock.

Initial Conversion Rate	31.6206 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Concurrent Offering	Concurrently with the Note Offering, the Issuer is offering, pursuant to a separate prospectus supplement, 7,610,000 shares of its common stock at a public offering price of $23.00 per share (the “Public Offering Price per Share of Common Stock”). The Issuer has granted the underwriters of the Concurrent Offering a 30-day option to purchase up to an additional 1,141,500 shares of our common stock. The Issuer estimate that the net proceeds to it from the Concurrent Offering, if it is consummated, will be approximately $166.1 million (or approximately $191.1 million if the underwriters of the Concurrent Offering fully exercise their option to purchase additional shares of common stock), after deducting the underwriting discounts and commissions and the Issuer’s estimated offering expenses.

The completion of the Note Offering is not contingent on the completion of the Concurrent Offering, and the completion of the Concurrent Offering is not contingent on the completion of the Note Offering. Accordingly, you should not assume that the Concurrent Offering will be consummated on the terms described above, if at all, or that the Issuer will receive any additional proceeds from the Concurrent Offering. This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Offering.

Use of Proceeds	The Issuer estimates that the net proceeds to it from the Note Offering, after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Issuer, will equal approximately $193.4 million (or approximately $222.5 million if the underwriters fully exercise their option to purchase additional Notes).

The Issuer expects to use approximately $156.3 million of the net proceeds from Concurrent Offering and the Note Offering to repurchase approximately $135.5 million aggregate principal amount of its 4.125% convertible notes due 2022 (the “2022 Notes”), in privately negotiated transactions effected through one of the underwriters or its affiliate, as the Issuer’s agent. The Issuer intends to use the balance of the net proceeds to repay its 2022 Notes remaining outstanding at their maturity date and for general corporate purposes.

Book-Running Managers	Jefferies LLC

BofA Securities, Inc.

Co- Managers	BMO Capital Markets Corp.

Truist Securities, Inc.

Listing	The Notes will not be listed on any securities exchange.

CUSIP Number	393222 AK0

ISIN Number	US393222AK07

Adjustment to Conversion Rate upon Conversion in Connection with a Make-Whole Fundamental
Change	The following table sets forth the number of additional shares that will be added to the conversion rate per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$23.00	$27.00	$31.62	$38.00	$44.27	$55.00	$65.00	$80.00	$150.00	$350.00
March 1, 2021	11.8576	10.0646	7.6522	5.5189	4.1807	2.8030	2.0502	1.3769	0.3774	0.0000
March 15, 2022	11.8576	10.0350	7.5036	5.3005	3.9390	2.5703	1.8440	1.2132	0.3201	0.0000
March 15, 2023	11.8576	9.8683	7.2127	4.9452	3.5822	2.2521	1.5748	1.0082	0.2574	0.0000
March 15, 2024	11.8576	9.4905	6.7036	4.3978	3.0604	1.8194	1.2271	0.7594	0.1914	0.0000
March 15, 2025	11.8576	8.7794	5.8625	3.5557	2.3083	1.2485	0.7979	0.4769	0.1281	0.0000
March 15, 2026	11.8576	7.5498	4.4459	2.2399	1.2264	0.5467	0.3302	0.2056	0.0687	0.0000
March 15, 2027	11.8576	5.4164	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and the later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•

if the stock price is greater than $350.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•

if the stock price is less than $23.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased as a result of this section to exceed 43.4782 shares of Common Stock per $1,000 principal amount of notes, subject to adjustment in the same manner, at the same time and for the same events for which the Issuer must adjust the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the applicable Preliminary Prospectus Supplement (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: Jefferies LLC, by mail at 520 Madison Avenue, 12th Floor, New York, NY 10022, Attention: Prospectus Department, or by telephone at (877) 547-6340, or by email to Prospectus_Department@Jefferies.com; or BofA Securities, Inc., by mail at NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, or email at dg.prospectus_requests@bofa.com, or by telephone at 1-800-294-1322.

The information in this pricing term sheet is not a complete description of the Notes or the Note Offering. You should rely only on the information contained or incorporated by reference in the applicable Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.